United States securities and exchange commission logo





                              January 21, 2022

       Byron Roth
       Co-Chief Executive Officer
       Roth CH Acquisition III Co
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
III Co
                                                            Amended Preliminary
Proxy Statement on Schedule 14A
                                                            Filed January 20,
2022
                                                            File No. 001-40147

       Dear Mr. Roth:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 19, 2022 letter.

       Amended Preliminary Proxy Statement filed January 20, 2022

       General

   1. We partially reissue comment 4. Please clarify the reasons for the reduction in the conversion and purchase
prices, and the reason for the backstop financing. In particular, it appears that the
aggregate amount of the PIPE, including the Convertible Note
                                                        Investment, and
pre-PIPE as amended are the same as the aggregate amount of the initial
                                                        PIPE and pre-PIPE. It
is unclear why as you state on page 115 the Convertible Note was needed as a backstop
financing. In addition, please revise the disclosure on page 7 to compare the amended per
share price for the PIPE investors with the initial price and with the $10 Unit price for
investors in the IPO. Lastly, please disclose whether and how the
                                                        Board took into
consideration the reduction in the per share price to the PIPE, pre-PIPE and Convertible Note as
compared to the IPO purchase price by public shareholders in
 Byron Roth
Roth CH Acquisition III Co
January 21, 2022
Page 2
      determining to recommend the transaction.
2. We note that the Founder Shares Forfeiture and Lock-Up Agreement was cancelled in connection with the Pre-PIPE Amendment, PIPE Amendment, PIPE Waiver, and the
      Convertible Notes Investment. Please disclose the reasons this agreement was cancelled in connection with these other amendments or agreements. Also, clearly disclose the benefit to the initial stockholders of this cancellation and quantify to the extent able.
      Lastly, please contrast the six month lock-up with the lock-up from the Founder Shares
      Forfeiture and Lock-Up Agreement, including the forfeiture of the locked up shares in certain circumstances.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameByron Roth
                                                           Division of
Corporation Finance
Comapany NameRoth CH Acquisition III Co
                                                           Office of Real
Estate & Construction
January 21, 2022 Page 2
cc:       Janeane R. Ferrari, Esq.
FirstName LastName